April 16, 2010

Via EDGAR and Federal Express

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:      United Natural Foods, Inc.
Form 10-K for Fiscal Year Ended August 1, 2009
Filed September 30, 2009
Proxy Statement on Schedule 14A
Filed December 3, 2009
File No. 0-21531

Dear Mr. Owings:

This letter sets forth the response of United Natural Foods, Inc. (the “Company”) to the additional comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated April 5, 2010, concerning the Company’s (i) Form 10-K for the year ended August 1, 2009 that was filed on September 30, 2009 and (ii) Proxy Statement on Schedule 14A that was filed on December 3, 2009 (the “Proxy Statement”), in each case under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience, we have set out the text of the comment from the Comment Letter, followed by our response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

Performance-Based Cash Incentive Compensation, page 24

1.
We note your response to comment five.  With respect to the performance targets, such as payroll as a percentage of gross margin, inventory management, and information technology operating expenses as a percentage of consolidated revenues, and any other non-division performance target, please provide us with your proposed revisions so that we may have a better understanding of how you intend to comply.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 16, 2010

RESPONSE: Had the Company included disclosure of the requested performance targets in the Compensation Discussion and Analysis section of the Proxy Statement, the Performance-Based Cash Incentive Compensation charts included on pages 26 through 29 for Messrs.  Shamber, Stern, Atwood, Beaudry and Lindberg would have included the following additional disclosure:

Mark Shamber (page 26)

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary

Payroll as a percentage of gross margin
Standard Performance	36.00%	3%
Superior Performance	35.75%	6%
Outstanding Performance	35.50%	10%

Inventory Management (average inventory days November 2, 2008 – August 1, 2009)
Standard Performance	50 days	3%
Superior Performance	49 days	6%
Outstanding Performance	47 days	10%

John Stern (page 27)

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary

Information technology operating expenses as a percentage of consolidated revenues
Standard Performance	0.95%	6%
Superior Performance	0.92%	11%
Outstanding Performance	0.87%	19%

Mr. H. Christopher Owings
Securities and Exchange Commission
April 16, 2010

Daniel V. Atwood (page 28)

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary

Inventory Management (average inventory days November 2, 2008 – August 1, 2009)
Standard Performance	50 days	4%
Superior Performance	49 days	7%
Outstanding Performance	47 days	11%

Associate Development
Standard Performance	N/A	0%
Superior Performance	N/A	0%
Outstanding Performance	4 associates	4%

Michael Beaudry (page 28)

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary

Associate Development
Standard Performance	N/A	0%
Superior Performance	N/A	0%
Outstanding Performance	20 associates	4%

Randle Lindberg (page 29)

Performance Measure	Applicable Target	Cash Incentive Payout as a Percentage of Base Salary

Associate Development
Standard Performance	N/A	0%
Superior Performance	N/A	0%
Outstanding Performance	20 associates	4%

Mr. H. Christopher Owings
Securities and Exchange Commission
April 16, 2010

Please do not hesitate to contact me at 401-528-8634 ext. 32301 if you have any questions or further comments.  Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/  Joseph J. Traficanti
Joseph J. Traficanti
Senior Vice President, General Counsel and
Chief Compliance Officer

Cc:       Steven L. Spinner, United Natural Foods, Inc.
Mark E. Shamber, United Natural Foods, Inc.
F. Mitchell Walker, Jr., Bass, Berry & Sims PLC